TransAlta declares dividend

CALGARY, Alberta (July 26, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it declared a dividend of $0.25 per share on common shares payable October 1, 2006 to shareholders of record at the close of business September 1, 2006.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries: Sneh Seetal Senior Advisor, Media Relations Phone: (403) 267-7330 Pager: (403) 213-7041 Email: sneh_seetal@transalta.com	Investor inquiries: Jennifer Pierce Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Phone: (403) 267-2520 Fax (403) 267-2590 E-mail: investor_relations@transalta.com